(Translation)

(For reference)

                                                                     May 8, 2008
                                                        Toyota Motor Corporation


                Holding of Ordinary General Shareholders' Meeting
                -------------------------------------------------


1. Date and time:       10:00 a.m., Tuesday, June 24, 2008

2. Venue:               Toyota Head Office, 1, Toyota-cho, Toyota City,
                        Aichi Prefecture

3. Meeting Agenda:

     Reports:

         Reports on business review, unconsolidated and consolidated financial statements for the 104th term (April 1, 2007 through March 31, 2008) and report by accounting auditors and the board of corporate auditors on the audit results of the consolidated financial statements for the 104th term.

     Resolutions:

         Proposed Resolution 1:    Distribution of Surplus
         Proposed Resolution 2:    Election of 30 Directors
         Proposed Resolution 3:    Issuance of Stock Acquisition Rights for the
                                   Purpose of Granting Stock Options
         Proposed Resolution 4:    Acquisition of Own Shares
         Proposed Resolution 5:    Payment of the Final Retirement Bonus to
                                   Corporate Auditors Due to the Abolishment of
                                   the Retirement Bonus System for Corporate
                                   Auditors
         Proposed Resolution 6:    Revision to the Amount of Remuneration for
                                   Corporate Auditors
         Proposed Resolution 7:    Payment of Executive Bonuses